Room 4561

October 31, 2006

Mr. Hassan M. Ahmed
Chief Executive Officer
Sonus Networks, Inc.
250 Apollo Drive
Chelmsford, MA 01824

> **Re:** **Sonus Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed on May 8, 2006**
> **Form 8-K Filed on March 13, 2006**
> **Form 8-K Filed on May 8, 2006**
> **Form 8-K Filed on August 7, 2006**
> **File No. 000-30229**

Dear Mr. Ahmed:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief